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[redacted]

12011568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH., DC 108

SEC FILE NUMBER
8- 66436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M+A Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32129 Lindero Canyon Rd, #204
(No. and Street)

Westlake Village (City) CA (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jodi Wicks (818) 707-8319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin + Van Trigt, LLP
(Name – *if individual, state last, first, middle name*)

4550 E. Thousand Oaks Blvd., #100, Westlake Village, CA 91361
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M+A Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SEE NEW CALIF. JURAT FORM ATTACHED

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2012 by Thomas J. Murphy----------, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ROBERT A. BROOKS
COMM. #1931073
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 28, 2015

(Seal) Signature [signature]

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AGREED UPON PROCEDURES REPORT
DECEMBER 31, 2011

HCVT CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5

To the Managing Member of
M&A Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by M&A Capital, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 of the Company for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting differences related to:

   a. an audit adjustment to increase revenues, and
   b. the exclusion of revenues related to a court award for fee assessment.

   Form SIPC-7 was amended to properly reflect revenues earned for the year ended December 31, 2011;

3. Reviewed Form SIPC-7 noting an adjustment to increase revenues as reported on the FOCUS reports made. The FOCUS report was amended to properly reflect revenues earned for the year ended December 31, 2011;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger and FOCUS reports noting no differences; and

5. Reviewed Form SIPC-7 noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (From SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2012

11444 W. Olympic Boulevard, 11th Floor, Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7, as amended	$	1,592,499
General Assessments at .0025	$	3,981
Payment Remitted with Form SIPC-6		7,062
Payment Remitted with Form SIPC-7, as originally reported		948
Overpayment Amount per Form SIPC-7 to be applied to future assessments	$	(4,029)

Collection agent: Securities Investor Protection Corporation

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2011

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
DECEMBER 31, 2011

TABLE OF CONTENTS

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Camarillo
Encino
Long Beach
Orange County
Pasadena
West Los Angeles
Westlake Village

Report of Independent Registered Public Accounting Firm

To the Managing Member of
M&A Capital, LLC:

We have audited the accompanying statement of financial condition of M&A Capital, LLC (the Company), a California limited liability company, as of December 31, 2011, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&A Capital, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2012

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 499,440
Accounts and other receivables	1,517
Total current assets	500,957
Property, at cost:	
Computer equipment	60,322
Furniture	34,159
Total property, at cost	94,481
Less: accumulated depreciation	(69,537)
Property, net	24,944
Other assets:	
Deposit	4,870
Total other assets	4,870
Total assets	$ 530,771

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 9,588
Total current liabilities	9,588
Commitments and contingencies (see Notes)	
Members' equity	521,183
Total liabilities and members' equity	$ 530,771

See accompanying notes to financial statements.

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Net revenues - investment banking fees	$ 1,592,500
Reimbursement of expenses, net	25,718
Total revenues	1,618,218
Operating expenses:	
Professional salaries and payroll related costs	1,223,120
General and administrative	283,220
Advertising and marketing	58,373
Legal fees	216,811
Depreciation	13,497
Licenses and fees	13,120
Total operating expenses	1,808,141
Income from operations	(189,923)
Other income:	
Interest income	6,608
Recovery of fees previously reserved	1,869,948
Recovery of legal costs	338,210
Total other income	2,214,766
Income before state income taxes	2,024,843
State income taxes	6,800
Net income	$ 2,018,043

See accompanying notes to financial statements.

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, December 31, 2010	$ 328,873
Contributions from members	112,600
Distributions to members	(1,938,333)
Net income	2,018,043
Balance, December 31, 2011	$ 521,183

See accompanying notes to financial statements.

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 2,018,043
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	13,497
Recovery of previously reserved receivables	(1,869,948)
Changes in operating assets and liabilities:	
Accounts and other receivables	1,882,450
Accounts payable and accrued expenses	(31,127)
Net cash provided by operating activities	2,012,915
Cash flows from financing activities:	
Contributions from members	112,600
Distributions to members	(1,938,333)
Net cash used in financing activities	(1,825,733)
Net change in cash and cash equivalents	187,182
Cash and cash equivalents, beginning of year	312,258
Cash and cash equivalents, end of year	$ 499,440
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
State income taxes	$ 6,800
Interest	$ -

See accompanying notes to financial statements.

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless earlier dissolved in accordance with the agreement.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The Operating Agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the members, loans and guarantees, and the rights and duties of the members.

Revenue Recognition

Revenue from investment banking fees are recognized when services are performed and earned as determined contractually. Investment banking fees include nonrefundable advisory and agency fees. Nonrefundable advisory fees are recognized when the agreement with the client is executed and collection is reasonably assured as considerable effort has been expended to secure engagement. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved or earned pursuant to a fee application and payment has been received. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Accounts Receivable

The Company records its accounts receivable at cost. The Company evaluates the collectability of its accounts receivable and records an allowance for doubtful accounts when indicators show that collectability is not reasonably assured. During the year ended December 31, 2011, the Company successfully collected $2,208,158 in fees and costs earned during a prior period that had been reserved because collectability was in doubt.

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2011 was $13,497.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Marketing Expenses

Advertising and marketing costs are expensed as incurred. Advertising and marketing expenses amounted to $58,373 for the year ended December 31, 2011.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross income. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

NOTE 2. CONCENTRATION OF CREDIT RISK (Continued)

During the year ended December 31, 2011, two clients accounted for more than 10% of total revenues, 79% and 17% respectively. No other client accounted for more than 10% of total revenue.

NOTE 3. LEASE COMMITMENT

The Company entered into an office lease agreement effective May 1, 2011, which expires April 2012, for their offices in Westlake Village, California. The lease currently requires total monthly rental payments of $2,787. Rent expense of $35,345 was included in general and administrative expenses in the accompanying statement of income for the year ended December 31, 2011.

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2011, the Company had net capital of $489,687, which exceeded the minimum requirement of $5,000 by $484,687, and had a net capital ratio of 0.02 to 1 (See Schedule I). The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

NOTE 5. SUBSEQUENT EVENTS

Management has evaluated subsequent events from January 1, 2011 through February 23, 2012, the date on which the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference
Total Members' Equity	$ 521,183	$ 534,680	$ (13,497)
Deductions and/or charges			
Non-allowable assets included in the following statement of financial condition captions:			
Accounts and other receivables and other assets	6,387	6,387	-
Property, net	24,944	38,441	(13,497)
Total Non-allowable Assets	31,331	44,828	(13,497)
Net capital before haircuts	489,852	489,852	-
Less: haircuts on securities	165	-	165
Net Capital	$ 489,687	$ 489,852	$ 165
Total Aggregated Indebtedness	$ 9,588	$ 9,587	$ 1
Minimum Net Capital - 6-2/3% of Aggregated Indebtedness	$ 640	$ 639	
Minimum Net Capital Required	$ 5,000	$ 5,000	
Excess Net Capital	$ 484,687	$ 484,852	
Excess Net Capital at 1000%	$ 488,727	$ 488,892	
Ratio of Aggregated Indebtedness to Net Capital	0.02 to 1	0.02 to 1	

See accompanying notes to financial statements and Report of Independent Registered Public Accounting Firm.

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
DECEMBER 31, 2011

Difference resulted primarily from the following audit adjustments for the year ended December 31, 2011:

1. Adjustment to correct Members' Equity		
a. To record depreciation expense for the year ended December 31, 2011	$ (13,497)	$ (13,497)
2. Adjustment to correct Property		
a. To record depreciation expense for the year ended December 31, 2011	$ 13,497	13,497
Net differences		$ -

See accompanying notes to financial statements and Report of Independent Registered Public Accounting Firm.

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3(k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION,
OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AND THE COMPUTATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION THEREFROM
DECEMBER 31, 2011

None required. The registrant is excluded from this requirement.

See Report of Independent Registered Public Accounting Firm.

M&A CAPITAL, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS
DECEMBER 31, 2011

None required. The registrant is excluded from this requirement.

See Report of Independent Registered Public Accounting Firm.

HCVT CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
M&A Capital, LLC:

In planning and performing our audit of the financial statements and supplemental information of M&A Capital, LLC (the Company) for the year ended December 31, 2011, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A control risk exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of significant deficiencies, in internal control, such that there is a reasonable possibility a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the Financial Industry Regulatory Authority and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2012